

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

<u>Via Facsimile</u>
Mr. Jeff Wang
Chief Financial Officer
China Finance Online Co. Limited
9/F, Tower C, Corporate Square
No.35 Financial Street, Xicheng District
Beijing 100033, China

> **Re: China Finance Online Co. Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed May 31, 2011**
> **File No. 000-50975**

Dear Mr. Wang:

We have reviewed your letter dated November 4, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 15, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

General

1. We note the proposed revised disclosures provided in your responses to several of our prior comments that you intend to include in future filings of Form 20-F. Tell us how you considered providing this information to your investors in a more timely basis by amending your December 31, 2010 Form 20-F. To the extent that you believe an amendment is not necessary, please explain further the basis for your conclusion.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical accounting policies

Stock-based compensation, page 66

2. Your response to prior comment 2 indicates that your expected volatility is based on your
    historical volatility and that of three comparable companies as the company was unable
    to obtain sufficient historical data of its own stock price. It is unclear to us why you are
    using this methodology. In this regard please address the following:

    • Please explain to us why you believe you do not have sufficient history of stock price
      information considering that you have been a publicly traded company for
      approximately 8 years. Refer to footnote 64 of SAB Topic 14.D.1.
    • Please explain your basis for weighting the comparable company volatilities (75%) at
      a greater weight than your own volatility (25%).
    • Please explain to us, in greater detail, why you believe the comparable companies you
      have selected are actually comparable. In this regard, we note that the comparable
      companies are significantly larger than you are, trade on a more frequent basis, and
      two of the three provide services that are not similar to those you provide. Refer to
      Question 6 of SAB Topic 14.D.1.
    • Please confirm that you will disclose the basis for using a combination of volatilities
      in determining the expected volatility of your stock options in future filings. Refer to
      Question 5 of SAB Topic 14.D.1.

B. Liquidity and capital resources, page 73

3.   We note that your response to prior comment 6 identifies a $3.3 million difference
       between retained earnings as calculated under U.S. GAAP versus PRC accounting
       standards and regulations. Please confirm that you will disclose this difference in future
       filings.

4.   We note the proposed disclosures provided in response to prior comment 6. Please
       confirm that the liquidity disclosures included in future filings will also address the risks
       described in your response with respect to the conversion of RMB into foreign
       currencies.

Item 15. Controls and Procedures, page 110

5.   We note in your response to prior comment 8 that your internal controls over financial
       reporting are based, in part, upon your reliance on a U.S. GAAP accounting manual.

Please tell us how the U.S. GAAP accounting manual was generated and your process for updating the manual for current authoritative guidance.

6.   Based upon your response to prior comment 9, we note that none of the referenced individuals have any U.S. based education nor do they have any U.S. professional accounting designations. Additionally, it is unclear whether any of the past professional experience of these individuals was specifically related to financial reporting under U.S. standards. Please advise and explain in greater detail why you believe the individuals identified have sufficient experience to prepare your financial statements in accordance with U.S. GAAP and maintain effective internal controls over financial reporting.

Disclosure Controls and Procedures, page 110

7.   We note that your response to prior comment 13 includes your proposed revised disclosure to be included in future filings. However, that proposed disclosure does not appear to properly reflect the definition of "disclosure controls and procedures" contained in Exchange Act Rule 13a-15(e). Please revise your proposed disclosure to indicate that your disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by you in the reports that you file or submit under the Exchange Act and also effective in ensuring that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. Alternatively, you may disclose that your "disclosure controls and procedures, as defined in Exchange Act Rule 13(a)-15(e), were effective."

Exhibit 12.1 and 12.2

8.   Please note that we are unable to clear your response to prior comment 21 until you file and we are able to review your amended Form 20-F with the revised certifications.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief

cc: Paula Corsaro – Proskauer Rose LLC.